                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-29421


                              PROSPECTUS SUPPLEMENT
                       (To Prospectus Dated June 20, 1997)

                                1,450,000 SHARES

                              MICHAELS STORES, INC.

                                  Common Stock

         This Prospectus Supplement supplements the Prospectus dated June 20, 1997, of Michaels Stores relating to (i) the offer and sale by Michaels Stores of up to 940,000 Shares of Michaels Stores' Common Stock, par value $0.10 per share, 740,000 of which are issuable by Michaels Stores upon exercise of the 1994 Options granted to eligible persons pursuant to the provisions of the Michaels Stores Amended and Restated 1994 Non-Statutory Stock Option Plan, and the remaining 200,000 of which are issuable by Michaels Stores upon the exercise of the Rouleau Options granted to R. Michael Rouleau pursuant to the provisions of the Michaels Stores Stock Option Agreement, dated June 6, 1997, between Michaels Stores and Rouleau, and the subsequent offer and resale of such Shares from time to time by certain of such persons or permitted transferees as Selling Stockholders, (ii) such indeterminate number of additional shares of Common Stock as may become subject to awards under the Plan and the Agreement as a result of the antidilution provisions contained therein, and (iii) the offer and sale by the Selling Stockholders listed herein of up to 510,000 additional Shares, acquired or to be acquired by such Selling Stockholders upon the exercise of other options granted pursuant to the Plan or the Agreement, which may be offered and sold from time to time by such Selling Stockholders. Terms used in this Prospectus Supplement that are defined in the Prospectus are used herein as so defined.

         This Prospectus Supplement restates in its entirety the information set forth under the caption "Selling Stockholders" in the Prospectus.


                                 ----------------


          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS SEPTEMBER 3, 1999.

                              SELLING STOCKHOLDERS

         This Prospectus covers the purchase from Michaels Stores of an aggregate of up to 940,000 Shares plus such indeterminate number of additional shares of Common Stock as may become subject to awards under the Plan and the Agreement as a result of the antidilution provisions contained therein, by the holders of Options upon the exercise of the Options and the subsequent offer and resale of Shares previously acquired or to be acquired by certain holders of Options upon the exercise of those Options.

         The entire number of 1994 Options authorized to be granted to eligible individuals pursuant to the Plan were granted as of July 25, 1997, and from that date no further 1994 Options may be granted pursuant to the Plan. Unless sooner terminated by action of the Board, the Plan terminates on December 31, 2014.

         Pursuant to the Agreement, Michaels Stores granted the Rouleau Options to R. Michael Rouleau. The Rouleau Options and all rights incident thereto terminate on April 1, 2000.

         The following table sets forth certain information as of August 31, 1999, with respect to Selling Stockholders who currently hold Options to purchase Shares, including any positions, offices or other material relationships of certain Selling Stockholders with Michaels Stores. Michaels Stores is unaware whether the Selling Stockholders listed below intend to exercise the Options or to sell the Shares acquired upon exercise of Options.

                                                              COMMON STOCK         NUMBER OF         COMMON STOCK
                                                                OWNERSHIP          SHARES OF           OWNERSHIP
                                                        PRIOR TO OFFERING (1)(2)  COMMON STOCK     AFTER OFFERING (2)
                                                        ------------------------ -------------- ----------------------
                   NAME AND POSITION                       NUMBER    PERCENTAGE  OFFERED HEREBY    NUMBER   PERCENTAGE
------------------------------------------------------- ------------ ----------- -------------- ---------   ----------
Yurta Faf Limited (3)                                       900,000     2.9%        100,000       800,000      2.6%
Soulieana Limited (4)                                       100,000       *          50,000        50,000        *
Dortmund Limited (5)                                        140,000       *          30,000       110,000        *
Sam Wyly (6)                                              2,402,962     7.6%        633,333     1,769,629      5.7%
  Chairman of the Board of Directors
Stargate, Ltd. (7)                                          800,000     2.6%         18,080       781,920      2.5%
R. Michael Rouleau (8)                                      780,577     2.5%        238,587       541,990      1.8%
   Chief Executive Officer


 *     Less than 1% of class.

(1) Based on ownership as of August 31, 1999. Persons holding shares of Common Stock pursuant to the Michaels Stores Employees 401(k) Plan generally have sole voting power, and investment power with respect to such shares.

(2) Based on 30,188,944 shares of Common Stock issued and outstanding as of August 31, 1999.

(3) Includes 100,000 Shares to be acquired upon exercise of options granted under the Plan, all of which are presently exercisable. Also includes 800,000 shares of Common Stock to be acquired upon exercise of options granted under other stock option plans of Michaels Stores.

(4) Includes 50,000 Shares to be acquired upon exercise of options granted under the Plan, all of which are presently exercisable. Also includes 50,000 shares of Common Stock to be acquired upon exercise of options granted under other stock option plans of Michaels Stores.

(5) Includes 30,000 Shares to be acquired upon exercise of options granted under the Plan, all of which are presently exercisable. Also includes 110,000 shares of Common Stock to be acquired upon exercise of options granted under other stock option plans of Michaels Stores.

(6) Includes 633,333 Shares to be acquired upon exercise of 1994 Options granted under the Plan, all of which are presently exercisable and 891,667 shares to be acquired upon exercise of options under other stock option plans of Michaels Stores.

(7) Includes 18,080 Shares to be acquired upon exercise of 1994 Options granted under the Plan, all of which are presently exercisable and 781,920 shares of Common Stock to be acquired upon exercise of options granted under other stock option plans of Michaels Stores. Mr. Charles J. Wyly, Jr. is a general partner and limited partner of Stargate Ltd., a limited partnership.

(8) Includes 150,000 Shares to be acquired upon exercise of options granted under the Agreement, all of which are presently exercisable and 88,587 Shares to be acquired upon exercise of 1994 Options granted under the Plan, all of which are presently exercisable. Also includes 511,413 shares of Common Stock to be acquired upon exercise of options under other stock option plans of Michaels Stores and 2,457 shares of Common Stock held pursuant to the 401(k) Plan.

                                       -3-